Exhibit 99.1

First Quarter 2025 Earnings Release

Scotiabank reports first quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2025 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted. Our complete First Quarter 2025 Report to Shareholders, including our unaudited interim financial statements for the period ended January 31, 2025, can also be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the First Quarter 2025 Report to Shareholders on the Investor Relations page at www.scotiabank.com.

First Quarter 2025 Highlights on a Reported Basis (versus Q1 2024)	First Quarter 2025 Highlights on an Adjusted Basis(1) (versus Q1 2024)

•  Net income of $993 million (includes an impairment loss of $1,355 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama), compared to $2,199 million

•  Earnings per share (diluted) of $0.66, compared to $1.68

•  Return on equity(2) of 5.5%, compared to 11.8%

• Net income of $2,362 million, compared to $2,212 million • Earnings per share (diluted) of $1.76, compared to $1.69 • Return on equity of 11.8%, compared to 11.9%

TORONTO, February 25, 2025 — The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported first quarter net income of $993 million compared to $2,199 million in the same period last year. This quarter’s net income includes an impairment loss of $1,355 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama to Davivienda. Diluted earnings per share (EPS) were $0.66, compared to $1.68 in the same period a year ago.

Adjusted net income(1) for the first quarter was $2,362 million and diluted EPS(1) was $1.76, up from $1.69 last year. Adjusted return on equity(1) was 11.8% compared to 11.9% a year ago.

“Our results this quarter demonstrate the value of our diversified franchise and continued focus on deepening relationships with clients across our footprint,” said Scott Thomson, President and CEO of Scotiabank. “We are encouraged by the progress towards our stated medium-term financial objectives and remain focused on supporting our clients as they navigate through this challenging period of economic uncertainty.”

Canadian Banking delivered adjusted earnings(1) of $914 million, down 6% year-over-year, as higher revenue from solid loan and deposit growth were more than offset by higher provision for credit losses and non-interest expenses.

International Banking generated adjusted earnings(1) of $692 million, down 7% year-over-year, reflecting solid but more normalized business banking and capital markets performance relative to the record results in the same quarter last year. Strong 6% quarter-over-quarter earnings growth driven by solid revenue growth, expense management, and the favourable impact of foreign exchange, was partly offset by higher provision for credit losses. Positive operating leverage continues to reflect the impact of successful productivity initiatives in the region.

Global Wealth Management adjusted earnings(1) were $416 million, up 22% year-over-year driven by solid revenue growth from higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. Additionally, assets under management of $396 billion grew 16% year-over-year.

Global Banking and Markets had a strong start to the year with earnings of $517 million, up 33% compared to the prior year. The results were driven by strong performance across our capital markets business as well as higher underwriting and advisory fees in our corporate and investment banking business.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio(3) of 12.9%.

“Consistent with our strategy, we have recently executed on initiatives to generate additional profitability in our priority North American markets and to simplify our International Banking portfolio, with the closing of our KeyCorp investment in the United States and the announcement of our agreement to sell our Colombia and Central America operations,” continued Mr. Thomson.

(1) Refer to Non-GAAP Measures section starting on page 5.

(2) Refer to page 51 of the Management’s Discussion & Analysis in the Bank’s First Quarter 2025 Report to Shareholders, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline - Capital Adequacy Requirements (November 2023).

Scotiabank First Quarter Press Release 2025 1

Financial Highlights

Reported Results	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2025	2024	2024
Operating results
Net interest income	$5,173	$4,923	$4,773
Non-interest income	4,199	3,603	3,660

Total revenue	$9,372	$8,526	$8,433
Provision for credit losses	1,162	1,030	962
Non-interest expenses	6,491	5,296	4,739
Income tax expense	726	511	533

Net income	$993	$1,689	$2,199
Net income attributable to non-controlling interests in subsidiaries	(154)	47	25

Net income attributable to equity holders of the Bank	$1,147	$1,642	$2,174
Preferred shareholders and other equity instrument holders	122	121	108
Common shareholders	$1,025	$1,521	$2,066

Earnings per common share (in dollars)
Basic	$0.82	$1.23	$1.70
Diluted	$0.66	$1.22	$1.68

Business Segment Review

Effective the first quarter of 2025, the Bank made voluntary changes to its allocation methodology impacting business segment presentation. The new methodology includes updates related to the Bank’s funds transfer pricing, head office expense allocations, and allocations between business segments. Prior period results and ratios for each segment have been revised to conform with the current period’s methodology. Further details on the changes are as follows:

1.

Funds transfer pricing methodology was updated, primarily related to the allocation of substantially all liquidity costs to the business lines from the Other segment, reflecting the Bank’s strategic objective to maintain higher liquidity ratios.

2.

Periodically, the Bank updates its allocation methodologies. This includes a comprehensive update to the allocation of head office expenses across countries within International Banking, updates to the allocation of clients and associated revenue, expenses, and balances between International Banking, Global Banking and Markets, and Global Wealth Management to align with the strategy, as well as updates to the allocation of head office expenses and taxes from the Other segment to the business segments.

3.

To be consistent with the reporting of Scotiabank’s recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi’an Co. Ltd.) and Global Wealth Management (Bank of Beijing Scotia Asset Management) which will now be reported in the Other segment.

Canadian Banking

Q1 2025 vs Q1 2024

Net income attributable to equity holders was $913 million, compared to $973 million. Adjusted net income attributable to equity holders was $914 million, a decrease of $60 million or 6%. The decrease was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenues.

Q1 2025 vs Q4 2024

Net income attributable to equity holders decreased $21 million or 2%. The decline was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenues.

International Banking

Q1 2025 vs Q1 2024

Net income attributable to equity holders decreased $62 million or 9% to $651 million. Adjusted net income attributable to equity holders decreased $62 million or 9% to $657 million. The decrease was driven by lower net interest income, higher provision for credit losses, higher income taxes and the negative impact of foreign currency translation. This was partly offset by higher non-interest income and lower non-interest expenses.

Q1 2025 vs Q4 2024

Net income attributable to equity holders increased $51 million or 8%. Adjusted net income attributable to equity holders increased $51 million or 8%. The increase was driven by higher non-interest income, net interest income and the positive impact of foreign currency translation. This was partly offset by higher provision for credit losses, non-interest expenses, and income taxes.

2 Scotiabank First Quarter Press Release 2025

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

Q1 2025 vs Q1 2024

Net income attributable to equity holders was $651 million, down $52 million or 7%. Adjusted net income attributable to equity holders was $657 million, down $51 million or 7%. The decrease was driven by higher provision for credit losses, non-interest expenses, lower net interest income and higher income taxes. This was partly offset by higher non-interest income.

Q1 2025 vs Q4 2024

Net income attributable to equity holders increased $32 million or 5%. Adjusted net income attributable to equity holders increased $32 million or 5%. The increase was due primarily to higher non-interest income. This was partly offset by higher provision for credit losses, income taxes, non-interest expenses and lower net interest income.

Global Wealth Management

Q1 2025 vs Q1 2024

Net income attributable to equity holders was $407 million, an increase of $77 million or 23%. Adjusted net income attributable to equity holders was $414 million, up $78 million or 23%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher non-interest expenses due largely to volume-related expenses.

Q1 2025 vs Q4 2024

Net income attributable to equity holders increased $27 million or 7%. Adjusted net income attributable to equity holders increased $28 million or 7%, due primarily to higher brokerage revenues, mutual fund fees, and net interest income, partly offset by higher non-interest expenses.

Global Banking and Markets

Q1 2025 vs Q1 2024

Net income attributable to equity holders was $517 million compared to $388 million, an increase of $129 million or 33%. The increase was driven primarily by higher net interest income and non-interest income, partly offset by higher non-interest expenses and higher provision for credit losses.

Q1 2025 vs Q4 2024

Net income attributable to equity holders was $517 million compared to $347 million, an increase of $170 million or 49%. The increase was driven primarily by higher net interest income and non-interest income, partly offset by higher non-interest expenses.

Other

Q1 2025 vs Q1 2024

Net loss attributable to equity holders was $1,341 million which included an impairment loss of $1,164 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama, compared to a net loss of $230 million in the prior year. The adjusted net loss attributable to equity holders was $177 million compared to an adjusted net loss of $230 million in the prior year. The lower loss of $53 million was due to higher revenues, partly offset by higher expenses and higher income taxes. The higher revenues were driven mainly by higher net interest income related to asset/liability management activities which benefitted from lower interest rates, higher revenue from investments in associated corporations related to the KeyCorp acquisition, and a lower taxable equivalent basis (TEB) gross-up as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. The TEB gross-up is offset in income taxes.

Q1 2025 vs Q4 2024

Net loss attributable to equity holders increased $722 million from the prior quarter and included the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. The adjusted net loss attributable to equity holders decreased $25 million from the prior quarter. The lower loss was due to higher revenues, which were partially offset by higher expenses and higher income taxes. The higher revenues were due primarily to higher net interest income from asset/liability management activities which benefitted from lower interest rates, and higher revenue from investments in associated corporations related to the KeyCorp acquisition.

Scotiabank First Quarter Press Release 2025 3

Credit risk

Provision for credit losses

Q1 2025 vs Q1 2024

The provision for credit losses was $1,162 million, compared to $962 million, an increase of $200 million. The provision for credit losses ratio increased by 10 basis points to 60 basis points.

The provision for credit losses on performing loans was $98 million, compared to $20 million. The provision this quarter was due primarily to credit migration mainly in retail unsecured lines, corporate and commercial portfolios along with the continued unfavourable macroeconomic outlook including the uncertainties related to the impact of tariffs in Canada and Mexico.

The provision for credit losses on impaired loans was $1,064 million compared to $942 million, an increase of $122 million. The provision for credit losses ratio on impaired loans was 55 basis points, an increase of six basis points. The provision this quarter was due primarily to higher Canadian retail formations across most products, as well as higher Canadian commercial provisions, mainly related to one account.

Q1 2025 vs Q4 2024

The provision for credit losses was $1,162 million, compared to $1,030 million. The provision for credit losses ratio increased by six basis points to 60 basis points.

Provision for credit losses on performing loans was $98 million, compared to a net reversal of $13 million. The provision this period was due primarily to credit migration mainly in retail unsecured lines, corporate and commercial portfolios as well as the continued unfavourable macroeconomic outlook including the uncertainties related to the impact of tariffs in Canada and Mexico.

The provision for credit losses on impaired loans was $1,064 million compared to $1,043 million, an increase of $21 million or 2%. The provision for credit losses ratio on impaired loans remained unchanged at 55 basis points. The provision this quarter is due primarily to higher provisions in Canadian and International retail portfolios, partly offset by lower provisions in the International commercial portfolio.

Allowance for credit losses

The total allowance for credit losses as at January 31, 2025 was $7,080 million compared to $6,736 million in the prior quarter. The allowance for credit losses ratio was 91 basis points, an increase of three basis points. The allowance for credit losses for loans was $6,857 million, an increase of $321 million compared to last quarter. The increase was driven by higher allowance for credit losses on impaired loans due primarily to higher provisions in Canadian Banking and International retail portfolios as well as higher allowances on performing loans in commercial, corporate and Canadian retail portfolios due to credit migration and the continued unfavourable macroeconomic outlook. The impact of foreign currency translation increased the allowance by $155 million.

The allowance for credit losses on performing loans was higher at $4,667 million compared to $4,482 million compared to last quarter. The allowance for performing loans ratio was 63 basis points. The increase was due primarily to credit migration in corporate, Canadian retail and commercial portfolios as well as continued unfavourable macroeconomic outlook. The impact of foreign currency translation increased the allowance by $101 million.

The allowance on impaired loans increased by $136 million to $2,190 million from $2,054 million last quarter. The allowance for impaired loans ratio was 28 basis points, an increase of one basis point. The increase was due primarily to higher provisions in Canadian Banking and International retail portfolios. The impact of foreign currency translation increased the allowance by $54 million.

Impaired loans

Gross impaired loans increased to $7,064 million as at January 31, 2025, from $6,739 million last quarter. The increase was due primarily to the impact of foreign currency translation and higher formations in International retail mainly in Mexico and Chile. The gross impaired loan ratio was 91 basis points, an increase of three basis points from last quarter.

Net impaired loans in Canadian Banking were $1,588 million, an increase of $87 million from last quarter, due primarily to new formations partly offset by higher provisions. Net impaired loans in International Banking were $3,101 million, an increase of $100 million from last quarter, due to the impact of foreign currency translation and higher formations in International retail. Net impaired loans in Global Banking and Markets were $136 million, an increase of $3 million from last quarter due to the impact of foreign currency translation. Net impaired loans in Global Wealth Management were $49 million, a decrease of $1 million from last quarter.

Net impaired loans as a percentage of loans and acceptances were 0.63%, an increase of two basis points from last quarter.

Capital Ratios

The Bank’s CET1 capital ratio(1) was 12.9% as at January 31, 2025, a decrease of approximately 20 basis points from the prior quarter, due primarily to the close of the Bank’s investment in KeyCorp and impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama to Davivienda, partly offset by strong internal generation and the Bank’s risk-weighted asset optimization activities.

The Bank’s Tier 1 capital ratio(1) was 15.1% as at January 31, 2025, an increase of approximately 10 basis points from the prior quarter, mainly from the issuance of USD $1 billion of Limited Recourse Capital Notes, partly offset by the above noted impacts to the CET1 ratio.

The Bank’s Total capital ratio(1) was 16.8% as at January 31, 2025, an increase of approximately 10 basis points from the prior quarter, primarily from the above noted impacts to the Tier 1 capital ratio.

The Leverage ratio(2) was 4.4% as at January 31, 2025, largely unchanged from the prior quarter, as the higher Tier 1 capital issuance was offset by higher leverage exposures.

The TLAC and TLAC Leverage ratios(3) were 28.8% and 8.5% respectively, as at January 31, 2025, representing decreases of approximately 90 and 30 basis points from the prior quarter, mainly from lower available TLAC.

As at January 31, 2025, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

(1)	The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline - Capital Adequacy Requirements (November 2023).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (February 2023).
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

4 Scotiabank First Quarter Press Release 2025

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank First Quarter Press Release 2025 5

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended
	January 31	October 31	January 31
($ millions)	2025	2024	2024
Reported Results
Net interest income	$5,173	$4,923	$4,773
Non-interest income	4,199	3,603	3,660

Total revenue	9,372	8,526	8,433
Provision for credit losses	1,162	1,030	962
Non-interest expenses	6,491	5,296	4,739

Income before taxes	1,719	2,200	2,732
Income tax expense	726	511	533

Net income	$993	$1,689	$2,199
Net income attributable to non-controlling interests in subsidiaries (NCI)	(154)	47	25
Net income attributable to equity holders	1,147	1,642	2,174
Net income attributable to preferred shareholders and other equity instrument holders	122	121	108

Net income attributable to common shareholders	$1,025	$1,521	$2,066

Diluted earnings per share (in dollars)	$0.66	$1.22	$1.68
Weighted average number of diluted common shares outstanding (millions)	1,250	1,243	1,221

Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	$1,362	$–	$–
(b) Amortization of acquisition-related intangible assets	18	19	18
(c) Restructuring charge and severance provisions	–	53	–
(d) Impairment of non-financial assets	–	440	–

Total non-interest expense adjusting items (Pre-tax)	1,380	512	18

Total impact of adjusting items on net income before taxes	1,380	512	18
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	(7)	–	–
Amortization of acquisition-related intangible assets	(4)	(6)	(5)
Restructuring charge and severance provisions	–	(15)	–
Impairment of non-financial assets	–	(61)	–

Total impact of adjusting items on income tax expense	(11)	(82)	(5)

Total impact of adjusting items on net income	$1,369	$430	$13
Impact of adjusting items on NCI	(191)	–	–

Total impact of adjusting items on net income attributable to equity holders	$1,178	$430	$13

Adjusted Results
Net interest income	$5,173	$4,923	$4,773
Non-interest income	4,199	3,603	3,660

Total revenue	9,372	8,526	8,433
Provision for credit losses	1,162	1,030	962
Non-interest expenses	5,111	4,784	4,721

Income before taxes	3,099	2,712	2,750
Income tax expense	737	593	538

Net income	$2,362	$2,119	$2,212
Net income attributable to NCI	37	47	25

Net income attributable to equity holders	2,325	2,072	2,187
Net income attributable to preferred shareholders and other equity instrument holders	122	121	108

Net income attributable to common shareholders	$2,203	$1,951	$2,079

Diluted earnings per share (in dollars)	$1.76	$1.57	$1.69
Impact of adjustments on diluted earnings per share (in dollars)	$1.10	$0.35	$0.01
Weighted average number of diluted common shares outstanding (millions)	1,250	1,243	1,221

6 Scotiabank First Quarter Press Release 2025

The Bank’s quarterly financial results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.

a)	Divestitures and wind-down of operations

In Q1 2025, the Bank entered into an agreement to transfer its banking operations in Colombia, Costa Rica and Panama to Davivienda. The banking operations that are part of the transaction are classified as held-for-sale and as such, an impairment loss of $1,362 million ($1,355 million after-tax) was recognized this quarter in non-interest expenses - other. For further details, please refer to Note 20 of the Q1 2025 Quarterly Report to Shareholders.

b)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments. These costs are recorded in non-interest expenses - depreciation and amortization.

c)	Restructuring charge and severance provisions

In Q4 2024, the Bank recorded severance provisions of $53 million ($38 million after-tax) related to the Bank’s continued efforts to streamline its organizational structure and support execution of the Bank’s strategy.

d)	Impairment of non-financial assets

In Q4 2024, the Bank recorded impairment charges of $343 million ($309 million after-tax) related to its investment in associate, Bank of Xi’an Co. Ltd. in China, driven primarily by the continued weakening of the economic outlook in China and whose market value has remained below the Bank’s carrying value for a prolonged period. In Q4 2024, the Bank recorded an impairment of software intangible assets of $97 million ($70 million after-tax). For further details, please refer to Notes 18 and 19 of the Consolidated Financial Statements in the 2024 Annual Report to Shareholders.

Scotiabank First Quarter Press Release 2025 7

Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$913	$686	$409	$517	$(1,532)	$993
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	35	2	-	(191)	(154)

Reported net income attributable to equity holders	913	651	407	517	(1,341)	1,147
Reported net income attributable to preferred shareholders and other equity instrument holders	-	-	-	-	122	122

Reported net income attributable to common shareholders	$913	$651	$407	$517	$(1,463)	$1,025

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	-	-	-	-	1,362	1,362
Amortization of acquisition-related intangible assets	1	8	9	-	-	18

Total non-interest expenses adjustments (Pre-tax)	1	8	9	-	1,362	1,380

Total impact of adjusting items on net income before taxes	1	8	9	-	1,362	1,380
Total impact of adjusting items on income tax expense	-	(2)	(2)	-	(7)	(11)

Total impact of adjusting items on net income	1	6	7	-	1,355	1,369

Impact of adjusting items on NCI	-	-	-	-	(191)	(191)

Total impact of adjusting items on net income attributable to equity holders	1	6	7	-	1,164	1,178

Adjusted net income (loss)	$914	$692	$416	$517	$(177)	$2,362

Adjusted net income attributable to equity holders	$914	$657	$414	$517	$(177)	$2,325

Adjusted net income attributable to common shareholders	$914	$657	$414	$517	$(299)	$2,203

(1) Refer to Business Segment Review section of the Bank’s Q1 2025 Quarterly Report to Shareholders.
	For the three months ended October 31, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management(2)	Global Banking and Markets(2)	Other(2)	Total
Reported net income (loss)	$934	$644	$382	$347	$(618)	$1,689
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	44	2	-	1	47

Reported net income attributable to equity holders	934	600	380	347	(619)	1,642
Reported net income attributable to preferred shareholders and other equity instrument holders	-	-	-	-	121	121

Reported net income attributable to common shareholders	$934	$600	$380	$347	$(740)	$1,521

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	-	-	-	-	53	53
Impairment of non-financial assets	-	-	-	-	440	440
Amortization of acquisition-related intangible assets	1	9	9	-	-	19

Total non-interest expenses adjustments (Pre-tax)	1	9	9	-	493	512

Total impact of adjusting items on net income before taxes	1	9	9	-	493	512
Total impact of adjusting items on income tax expense	-	(3)	(3)	-	(76)	(82)

Total impact of adjusting items on net income	1	6	6	-	417	430

Total impact of adjusting items on net income attributable to equity holders	1	6	6	-	417	430

Adjusted net income (loss)	$935	$650	$388	$347	$(201)	$2,119

Adjusted net income attributable to equity holders	$935	$606	$386	$347	$(202)	$2,072

Adjusted net income attributable to common shareholders	$935	$606	$386	$347	$(323)	$1,951

(1)	Refer to Business Segment Review section of the Bank’s Q1 2025 Quarterly Report to Shareholders.
(2)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

8 Scotiabank First Quarter Press Release 2025

	For the three months ended January 31, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management(2)	Global Banking and Markets(2)	Other(2)	Total
Reported net income (loss)	$973	$735	$333	$388	$(230)	$2,199
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	22	3	-	-	25

Reported net income attributable to equity holders	973	713	330	388	(230)	2,174
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	-	-	106	108

Reported net income attributable to common shareholders	$972	$712	$330	$388	$(336)	$2,066

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	8	9	-	-	18

Total non-interest expenses adjustments (Pre-tax)	1	8	9	-	-	18

Total impact of adjusting items on net income before taxes	1	8	9	-	-	18
Total impact of adjusting items on income tax expense	-	(2)	(3)	-	-	(5)

Total impact of adjusting items on net income	1	6	6	-	-	13

Total impact of adjusting items on net income attributable to equity holders	1	6	6	-	-	13

Adjusted net income (loss)	$974	$741	$339	$388	$(230)	$2,212

Adjusted net income attributable to equity holders	$974	$719	$336	$388	$(230)	$2,187

Adjusted net income attributable to common shareholders	$973	$718	$336	$388	$(336)	$2,079

(1)   Refer to Business Segment Review section of the Bank’s Q1 2025 Quarterly Report to Shareholders.

(2)   Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended
($ millions)	October 31, 2024(1)			January 31, 2024(1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,147	$(30)	$2,177	$2,240	$55	$2,185
Non-interest income	712	(13)	725	834	18	816

Total revenue	2,859	(43)	2,902	3,074	73	3,001
Provision for credit losses	556	(4)	560	574	16	558
Non-interest expenses	1,491	(12)	1,503	1,582	46	1,536

Income before taxes	812	(27)	839	918	11	907
Income tax expense	168	(6)	174	183	3	180

Net income	$644	$(21)	$665	$735	$8	$727

Net income attributable to non-controlling interests in subsidiaries (NCI)	$44	$(2)	$46	$22	$(2)	$24
Net income attributable to equity holders of the Bank	$600	$(19)	$619	$713	$10	$703

Other measures
Average assets ($ billions)	$224	$(3)	$227	$235	$3	$232
Average liabilities ($ billions)	$171	$(2)	$173	$183	$5	$178

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

Scotiabank First Quarter Press Release 2025 9

Adjusted Results	For the three months ended
($ millions)	October 31, 2024(1)			January 31, 2024(1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,147	$(30)	$2,177	$2,240	$55	$2,185
Non-interest income	712	(13)	725	834	18	816

Total revenue	2,859	(43)	2,902	3,074	73	3,001
Provision for credit losses	556	(4)	560	574	16	558
Non-interest expenses	1,482	(13)	1,495	1,574	46	1,528

Income before taxes	821	(26)	847	926	11	915
Income tax expense	171	(5)	176	185	2	183

Net income	$650	$(21)	$671	$741	$9	$732

Net income attributable to non-controlling interests in subsidiaries (NCI)	$44	$(2)	$46	$22	$(2)	$24
Net income attributable to equity holders of the Bank	$606	$(19)	$625	$719	$11	$708

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

10 Scotiabank First Quarter Press Release 2025

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2024 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate change, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2024 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2025 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Press Release 2025 11

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on February 25, 2025, at 7:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-340-2217, or toll-free at 1-800-806-5484 using ID 2232412# (please call shortly before 7:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 25, 2025 to March 25, 2025, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 2653589#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (USA)

Computershare Trust Company, N.A.

Telephone: 1-781-575-2000

E-mail: service@computershare.com

Street Courier/Address:

C/O: Shareholder Services

150 Royall Street

Canton, MA, USA 02021

Mailing Address:

PO Box 43078, Providence, RI, USA 02940-3078

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

12 Scotiabank First Quarter Press Release 2025

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

John McCartney

Scotiabank Investor Relations

(416) 863-7579

Rebecca Hoang

Scotiabank Investor Relations

(416) 933-0129

Scotiabank First Quarter Press Release 2025 13